                                                                   EXHIBIT 99(B)

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- --------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENT OF INCOME AND
                   AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                  (UNAUDITED)

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1996        1995
                                                                            --------    --------
                                                                            (DOLLARS IN MILLIONS
                                                                                   EXCEPT
                                                                             PER SHARE AMOUNTS)
Revenues
  Net sales
     Outside customers...................................................   $2,438.9    $2,162.6
     General Motors and affiliates.......................................    1,174.7     1,404.2
  Other income -- net (Note 2)...........................................      123.1        12.0
                                                                            --------    --------
       Total Revenues....................................................    3,736.7     3,578.8
                                                                            --------    --------
Costs and Expenses
  Cost of sales and other operating charges, exclusive of items listed
     below...............................................................    2,796.5     2,777.0
  Selling, general, and administrative expenses..........................      300.3       248.5
  Depreciation and amortization..........................................      131.6       115.7
  Amortization of GM purchase accounting adjustments related to Hughes
     Aircraft Company (Note 3)...........................................       30.6        31.0
  Interest expense -- net................................................        5.2         3.3
                                                                            --------    --------
       Total Costs and Expenses..........................................    3,264.2     3,175.5
                                                                            --------    --------
Income before Income Taxes...............................................      472.5       403.3
Income taxes.............................................................      191.4       165.4
                                                                            --------    --------
Net Income...............................................................      281.1       237.9
Adjustments to exclude the effect of GM purchase accounting adjustments
  related to Hughes Aircraft Company (Note 3)............................       30.6        31.0
                                                                            --------    --------
Earnings Used for Computation of Available Separate Consolidated Net
  Income.................................................................   $  311.7    $  268.9
                                                                            ========    ========
Available Separate Consolidated Net Income (Note 3)
  Average number of shares of GM Class H Common Stock outstanding (in
     millions) (Numerator)...............................................       97.4        94.2
  Class H dividend base (in millions) (Denominator)......................      399.9       399.9
  Available Separate Consolidated Net Income.............................   $   76.0    $   63.3
                                                                            ========    ========
Earnings Attributable to General Motors Class H Common Stock on a Per
  Share Basis (Note 3)...................................................      $0.78       $0.67
                                                                            ========    ========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET




                                                                         MARCH 31,     DECEMBER 31,
                                                                           1996            1995
                                                                        -----------    ------------
                                                                        (UNAUDITED)
                                                                           (DOLLARS IN MILLIONS
                                                                         EXCEPT PER SHARE AMOUNT)
               ASSETS
Current Assets
  Cash and cash equivalents..........................................    $   986.7       $ 1,139.5
  Accounts and notes receivable
     Trade receivables (less allowances).............................      1,215.6         1,235.6
     General Motors and affiliates...................................        148.5           146.7
  Contracts in process, less advances and progress payments..........      2,708.9         2,469.2
  Inventories (less allowances)
     Productive material, work in process, and supplies..............      1,297.9         1,060.4
     Finished product................................................        144.1           165.1
  Prepaid expenses, including deferred income taxes..................        600.0           594.3
                                                                         ---------       ---------
          Total Current Assets.......................................      7,101.7         6,810.8
Property -- Net......................................................      2,790.8         2,739.2
Telecommunications and Other Equipment -- Net........................        983.8         1,175.1
Intangible Assets, net of amortization...............................      3,568.6         3,573.7
Investments and Other Assets, including deferred income taxes --
  principally at cost (less allowances)..............................      1,651.1         1,675.6
                                                                         ---------       ---------
Total Assets.........................................................    $16,096.0       $15,974.4
                                                                         =========       =========
                   LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable
     Outside.........................................................    $   739.4       $   748.7
     General Motors and affiliates...................................         53.5            52.2
  Advances on contracts..............................................        952.1           893.7
  Notes and loans payable............................................        116.4           432.5
  Income taxes payable...............................................        251.3           190.8
  Accrued liabilities................................................      1,953.5         1,990.9
                                                                         ---------       ---------
          Total Current Liabilities..................................      4,066.2         4,308.8
                                                                         ---------       ---------
Long-Term Debt and Capitalized Leases................................        269.1           258.8
                                                                         ---------       ---------
Postretirement Benefits Other Than Pensions (Note 4).................      1,617.9         1,610.6
                                                                         ---------       ---------
Other Liabilities and Deferred Credits...............................      1,429.0         1,270.5
                                                                         ---------       ---------
Stockholder's Equity
  Capital stock (outstanding, 1,000 shares, $0.10 par value) and
     additional paid-in capital......................................      6,342.1         6,338.1
  Net income retained for use in the business........................      2,509.0         2,323.9
                                                                         ---------       ---------
          Subtotal...................................................      8,851.1         8,662.0
  Minimum pension liability adjustment...............................       (108.6)         (108.6)
  Accumulated foreign currency translation adjustments...............        (28.7)          (27.7)
                                                                         ---------       ---------
          Total Stockholder's Equity.................................      8,713.8         8,525.7
                                                                         ---------       ---------
Total Liabilities and Stockholder's Equity...........................    $16,096.0       $15,974.4
                                                                         =========       =========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1996        1995
                                                                            --------    --------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
Net Cash Provided by (Used in) Operating Activities......................   $  (13.1)   $  143.0
                                                                            --------    --------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired..........................      (28.7)     (150.5)
  Expenditures for property and special tools............................     (135.3)     (105.0)
  (Increase) decrease in telecommunications and other equipment..........       22.1       (11.2)
  Proceeds from sale and leaseback of satellite transponders with General
     Motors Acceptance Corporation.......................................      252.0          --
  Proceeds from disposal of property.....................................       16.7        26.5
  (Increase) decrease in notes receivable................................       (2.2)        6.7
                                                                            --------    --------
       Net Cash Provided by (Used in) Investing Activities...............      124.6      (233.5)
                                                                            --------    --------
Cash Flows from Financing Activities
  Net decrease in notes and loans payable................................     (316.1)      (15.6)
  Increase in long-term debt.............................................       10.3        11.1
  Decrease in long-term debt.............................................         --        (9.3)
  Proceeds from sale of minority interest in subsidiary..................      137.5          --
  Cash dividends paid to General Motors..................................      (96.0)      (92.0)
                                                                            --------    --------
       Net Cash Used in Financing Activities.............................     (264.3)     (105.8)
                                                                            --------    --------
Net decrease in cash and cash equivalents................................     (152.8)     (196.3)
Cash and cash equivalents at beginning of the period.....................    1,139.5     1,501.8
                                                                            --------    --------
Cash and cash equivalents at end of the period...........................   $  986.7    $1,305.5
                                                                            ========    ========

Reference should be made to the Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of only normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. For further information, refer to the consolidated financial statements and notes thereto included in General Motors' 1995 Annual Report on Form 10-K, as amended.

NOTE 2.

     Other income -- net for the first quarter of 1996 includes a $120.3 million pre-tax gain from the sale of a 2.5% equity interest in DIRECTV(R) to AT&T.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONCLUDED
                                  (UNAUDITED)

NOTE 3.

     Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes). Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of Hughes earned since the acquisition of Hughes Aircraft Company (HAC) by GM. The Available Separate Consolidated Net Income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from the acquisition of HAC (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the first quarters of 1996 and 1995.

     The denominator used to determine the Available Separate Consolidated Net Income of Hughes is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The GM Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by Hughes, and to increase as such shares are used, at Hughes expense, for Hughes employee benefit plans or acquisitions.

     Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay quarterly cash dividends at an annual rate approximately equal to 35% of the Available Separate Consolidated Net Income of Hughes for the prior year.

NOTE 4.

     Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

                                   * * * * *

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page 47).

RESULTS OF OPERATIONS

     Hughes reported first quarter 1996 earnings of $311.7 million, a 15.9% increase from the $268.9 million reported in the first quarter of 1995. Earnings per share of GM Class H common stock increased 16.4% to $0.78 per share from $0.67 per share in the first quarter of 1995. First quarter 1996 earnings included a $71.6 million after-tax gain, or $0.18 per share of GM Class H common stock, related to the sale of a 2.5% equity interest in DIRECTV(R) to AT&T. Also affecting first quarter 1996 earnings was the negative impact of the 17-day strike at two GM component plants in Dayton, Ohio that resulted in the temporary shutdown of 26 of 29 GM North American assembly plants, amounting to approximately $30 million after-tax, or $0.08 per share of GM Class H common stock.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     Revenues for the first quarter of 1996 were $3,736.7 million, a 4.4% increase from the $3,578.8 million reported in the first quarter of 1995. Costs and expenses as a percentage of revenues decreased to 86.5% from 87.9% in the first quarter of 1995. Income taxes were $191.4 million, or 38.0% of income before income taxes, for the quarter compared with $165.4 million, or 38.1% of income before income taxes, in the comparable 1995 quarter.

     Operating profit was $385.2 million for the quarter ended March 31, 1996, a 9.5% decrease from the operating profit of $425.6 million reported during the comparable period in 1995. The operating profit margin was 10.7% for the quarter compared with 11.9% in the first quarter of 1995.

     The Automotive Electronics segment reported first quarter 1996 revenues of $1,271.8 million, a decrease of 15.0% from revenues of $1,496.2 million for the same period in 1995. The decline reflects a 24.6% decrease in GM vehicles produced in North America primarily as a result of the strike. This reduction more than offset a 25.6% increase in international and non-GM sales (from $195 million to $245 million) and a 7.0% increase in Hughes-supplied electronic content in GM vehicles produced in North America (from $868 per vehicle to $929 per vehicle). Operating profit decreased 37.6% in the quarter to $159.3 million from $255.4 million for the comparable period in 1995. The decline was primarily due to the lower production volumes, price reductions and the impact from continued investment in international expansion, in part offset by increased electronic content per vehicle and continued cost reduction efforts. As a result, first quarter operating profit margin declined to 12.6% from 17.3% in 1995.

     As the principal supplier of automotive electronics to General Motors' North American Operations unit, Hughes' sales of automotive electronics will continue to be heavily dependent on General Motors production of vehicles in North America, the level of Hughes-supplied electronic content per vehicle, and the price of such electronics. In addition, the global market for such products is highly competitive. In response to this competitive environment, the segment's strategy is to continue efforts to increase non-GM NAO sales, make strategic acquisitions and forge international alliances, reduce costs aggressively each year, and increase electronic functionality through a focus on safety, security, communications, and convenience. In order to achieve certain of these strategic objectives, the segment will seek to improve its systems capability both internally and by developing key design, manufacturing and marketing alliances and other relationships with mechanical and electrical automotive component suppliers.

     Telecommunications and Space segment revenues for the quarter ended March 31, 1996 were $936.4 million, an increase of 44.8% over revenues of $646.7 million reported in the prior year's first quarter. The growth was principally due to DIRECTV subscriber growth, a $120.3 million pre-tax gain recognized from the sale of 2.5% of DIRECTV to AT&T and higher Galaxy(R) satellite transponder sales. Operating profit in the first quarter of 1996 more than doubled to $74.5 million compared with $31.5 million reported in the same period in 1995. This increase was principally the result of higher Galaxy satellite transponder sales and reduced DIRECTV operating losses. As a result, first quarter operating profit margin increased to 9.1% in 1996 from 4.8% in 1995.

     The global telecommunications industry is experiencing a period of rapid growth and change providing industry participants with many opportunities for strategic growth. The Telecommunications and Space segment intends to continue to expand its offerings from being primarily a supplier of hardware to becoming a provider of hardware and video, voice, and data services worldwide. This strategy requires both significant capital investment in the coming years in order to maintain the segment's competitive position and to take advantage of the growth opportunities presented, as well as the formation of strategic alliances internationally to compete in the very competitive global marketplace.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     The Aerospace and Defense Systems segment reported revenues for the quarter of $1,512.4 million, a 9.2% increase over revenues of $1,385.0 million reported in the same period in 1995. The growth was principally due to additional revenues resulting from the 1995 acquisitions of CAE-Link and Magnavox Electronic Systems Company (Magnavox). Operating profit for the period increased 2.9% to $157.9 million compared with $153.5 million for the first quarter of 1995 primarily due to these revenue increases. The operating profit margin in the period declined to 10.5% from 11.1% in the first quarter of 1995 principally due to a continued shift from production programs to engineering and development programs.

     The continuing consolidation of businesses in the defense industry is resulting in increased competitive pressures for the Aerospace and Defense Systems segment that could impact future operating results. In response to this environment, the Hughes strategy is to strengthen its leadership positions through acquisitions, consolidations, realignments, and divestitures, strive to be the low-cost provider, use technology to capture market share, expand international sales, and broaden its customer base.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents at March 31, 1996 were $986.7 million, a decrease of $152.8 million from the $1,139.5 million reported at December 31, 1995. The decrease is primarily due to the repayment of a $302.7 million note payable related to the 1995 acquisition of Magnavox, cash dividends paid to General Motors of $96.0 million, and capital expenditures of $151.3 million, partially offset by cash proceeds from the sale of a minority interest in DIRECTV of $137.5 million and from the sale and leaseback of satellite transponders with General Motors Acceptance Corporation of $252.0 million.

     As a measure of liquidity, Hughes' current ratio (ratio of current assets to current liabilities) increased to 1.75 at March 31, 1996 from 1.58 at December 31, 1995. Working capital increased to $3,035.5 million at March 31, 1996 from $2,502.0 million at December 31, 1995.

     Capital expenditures, including expenditures for telecommunications and other equipment, were $151.3 million for the quarter ended March 31, 1996, compared with $114.5 million for the comparable period in 1995 reflecting increased expenditures in the Telecommunications and Space segment.

     Long-term debt and capitalized leases was $269.1 million at March 31, 1996, relatively unchanged from the $258.8 million at December 31, 1995. The ratio of long-term debt and capitalized leases to the total of such debt and pro forma stockholder's equity was 4.4% at March 31, 1996 and December 31, 1995.

                               SUPPLEMENTAL DATA

     The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 3 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of these intangible assets associated with GM's purchase of Hughes Aircraft Company amounted to $30.6 million and $31.0 million for the first quarters of 1996 and 1995, respectively. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1 2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,815.2 million at March 31, 1996 and $2,845.8 million at December 31, 1995.

     In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

SUMMARY PRO FORMA FINANCIAL DATA*

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1996        1995
                                                                            --------    --------
                                                                            (DOLLARS IN MILLIONS
                                                                                   EXCEPT
                                                                             PER SHARE AMOUNTS)
Total Revenues...........................................................   $3,736.7    $3,578.8
Total Costs and Expenses.................................................    3,233.6     3,144.5
                                                                            --------    --------
Income before Income Taxes...............................................      503.1       434.3
Income taxes.............................................................      191.4       165.4
                                                                            --------    --------
Earnings Used for Computation of Available Separate Consolidated Net
  Income.................................................................   $  311.7    $  268.9
                                                                            ========    ========
Earnings Attributable to General Motors Class H Common Stock on a Per
  Share Basis............................................................      $0.78       $0.67
                                                                            ========    ========

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                                         MARCH 31,    DECEMBER 31,
                                                                           1996           1995
                                                                         ---------    ------------
                                                                           (DOLLARS IN MILLIONS)
                                ASSETS
Total Current Assets..................................................   $ 7,101.7      $ 6,810.8
Property -- Net.......................................................     2,790.8        2,739.2
Telecommunications and Other Equipment -- Net.........................       983.8        1,175.1
Intangible Assets, Investments, and Other Assets -- Net...............     2,404.5        2,403.5
                                                                         ---------      ---------
Total Assets..........................................................   $13,280.8      $13,128.6
                                                                         =========      =========
                 LIABILITIES AND STOCKHOLDER'S EQUITY
Total Current Liabilities.............................................   $ 4,066.2      $ 4,308.8
Long-Term Debt and Capitalized Leases.................................       269.1          258.8
Postretirement Benefits Other Than Pensions, Other Liabilities, and
  Deferred Credits....................................................     3,046.9        2,881.1
Total Stockholder's Equity**..........................................     5,898.6        5,679.9
                                                                         ---------      ---------
Total Liabilities and Stockholder's Equity**..........................   $13,280.8      $13,128.6
                                                                         =========      =========

- -------------------------
 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

** General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM
   Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

PRO FORMA SELECTED SEGMENT DATA
(UNAUDITED)

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1996        1995
                                                                            --------    --------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
AUTOMOTIVE ELECTRONICS
Revenues
  Amount.................................................................   $1,271.8    $1,496.2
  As a percentage of Hughes Revenues.....................................       34.0%       41.8%
Net Sales................................................................   $1,260.2    $1,472.7
Operating Profit(1)......................................................   $  159.3    $  255.4
Operating Profit Margin(2)...............................................       12.6%       17.3%
Depreciation and Amortization............................................   $   48.8    $   42.8
Capital Expenditures.....................................................   $   50.3    $   52.9
TELECOMMUNICATIONS AND SPACE
Revenues
  Amount.................................................................   $  936.4    $  646.7
  As a percentage of Hughes Revenues.....................................       25.1%       18.1%
Net Sales................................................................   $  821.0    $  656.6
Operating Profit(1)......................................................   $   74.5    $   31.5
Operating Profit Margin(2)...............................................        9.1%        4.8%
Depreciation and Amortization(3).........................................   $   46.2    $   37.2
Capital Expenditures(4)..................................................   $   70.3    $   39.3
AEROSPACE AND DEFENSE SYSTEMS
Revenues
  Amount.................................................................   $1,512.4    $1,385.0
  As a percentage of Hughes Revenues.....................................       40.5%       38.7%
Net Sales................................................................   $1,502.2    $1,383.1
Operating Profit(1)......................................................   $  157.9    $  153.5
Operating Profit Margin(2)...............................................       10.5%       11.1%
Depreciation and Amortization(3).........................................   $   32.7    $   29.5
Capital Expenditures.....................................................   $   28.5    $   20.7
CORPORATE AND OTHER
Operating Loss(1)........................................................   $   (6.5)   $  (14.8)

- -------------------------
 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.

(2) Operating Profit as a percentage of Net Sales.

(3) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $5.3 million for the Telecommunications and Space segment, and $25.2 million for the Aerospace and Defense Systems segment in 1996 and 1995.

(4) Includes expenditures related to telecommunications and other equipment amounting to $16.0 million and $9.5 million in 1996 and 1995, respectively.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

SUMMARY PRO FORMA FINANCIAL DATA* -- CONCLUDED

PRO FORMA SELECTED FINANCIAL DATA
(UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                        -----------------------
                                                                          1996           1995
                                                                        --------       --------
                                                                         (DOLLARS IN MILLIONS
                                                                                EXCEPT
                                                                          PER SHARE AMOUNTS)
Operating profit.....................................................   $  385.2       $  425.6
Income before income taxes...........................................   $  503.1       $  434.3
Earnings used for computation of available separate consolidated net
  income.............................................................   $  311.7       $  268.9
Average number of GM Class H dividend base shares(1).................      399.9          399.9
Stockholder's Equity.................................................   $5,898.6       $5,144.5
Dividends per share of GM Class H common stock.......................      $0.24          $0.23
Working capital......................................................   $3,035.5       $2,731.4
Operating profit as a percent of net sales...........................       10.7%          11.9%
Pre-tax income as a percent of net sales.............................       13.9%          12.2%
Net income as a percent of net sales.................................        8.6%           7.5%

- -------------------------

 * The summary excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.

(1) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 97.4 million for the first quarter of 1996 and 94.2 million for the first quarter of 1995.

                                 * * * * * * *